Exhibit 99.1

Statement of Computation of Ratios of Earnings to Fixed Charges

($000's)	FYE 9/30/13	FYE 9/30/12	FYE 9/30/11	FYE 9/30/10	FYE 9/30/09	FYE 9/30/08

Net income (loss)	$101,821,403	$79,400,695	$30,206,514	$22,416,350	$6,193,797	$3,257,936
(+) Excise taxes	—	0	114,928	61,743	9,523	0
(+) Fixed charges	33,469,912	23,244,934	15,136,573	1,929,389	636,901	917,043
Earnings	135,291,315	102,645,629	45,458,015	24,407,482	6,840,221	4,174,979

Fixed charges	33,469,912	23,244,934	15,136,573	1,929,389	636,901	917,043

Ratio of earnings to fixed charges	4.04	4.42	3.00	12.65	10.74	4.55